U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

[X] Form 10-K and 10-KSB   [ ] Form 20-F   [ ] Form 11-K  Form 10-Q and 10-QSB
                                [ ] Form N-SAR

                      For Period Ended: December 31, 1995
____________________________________________________________________________

     Nothing in this form shall be construed to imply the Commission has verified any information contained herein.
_____________________________________________________________________________

Part I  Registrant Information
____________________________________________________________________________

Full Name of Registrant:     LUNN INDUSTRIES, INC.
                               One Garvies Point
                    (Address of Principal Executive Office)

                           Glen Cove, New York 11542
                          (City, State and Zip Code)

____________________________________________________________________________

Part II Rules 12b-25(b) and (c)
____________________________________________________________________________

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

    (b) The subject report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

    (c) Not applicable.

___________________________________________________________________________

Part III Narrative
___________________________________________________________________________

The Registrant has been unable to complete and file, when originally due, the quarterly report on Form 10-KSB as a result of delays in completing the financial statements required by this filing on a timely basis. The delays have been caused by internal accounting staff reductions.
___________________________________________________________________________

Part IV  Other Information
___________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification

     Lawrence A. Muenz                  (516) 242-7348
          (Name)                  (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [ ] Yes  [X] No

     The Registrant has filed its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994 late.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Lunn Industries, Inc.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 1996               By:    /s/ Lawrence Schwartz
                                   Name:  Lawrence Schwartz
                                   Title: Vice President and Chief Financial
                                          Officer